January 18, 2010

Via: First Class Mail and EDGAR

Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 7010
100 F Street, NE
Washington, D.C. 20549
Attention: Mrs. Anne Nguyen Parker

Re:	Responses to the Securities and Exchange Commission
Staff Comments dated December 31, 2009, regarding
Endeavour Silver Corp.
Form 40-F for the Fiscal Year Ended December 31, 2008
Filed March 31, 2009
File No. 001-33153

Ladies and Gentlemen:

Endeavour Silver Corp. (the “Company”) hereby respectfully submits this letter as response to the staff’s comments set forth in the December 31, 2009 letter regarding the above-referenced Annual Report on Form 40-F for the fiscal year ended December 31, 2008, as filed with the Securities and Exchange Commission (“SEC”) on March 31, 2009 (File No. 001-33153). For your convenience, the staff’s comments are included below and we have numbered our responses accordingly.

We have agreed to change or supplement the disclosures in amendments to filings. We are doing so in the spirit of cooperation with the staff of the SEC, and not because we believe our prior filing is materially deficient or inaccurate. Accordingly, any changes implemented in these filings should not be taken as an admission that prior disclosures were in any way deficient.

Our responses are as follows:

Form 40-F for the fiscal year ended December 31, 2008

Changes in Internal Control Over Financial Reporting, Page 7
Staff Comment No. 1.
You state that “[e]xcept for the changes discussed above, there have been no changes that occurred during the period covered by this report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.” Revise to state clearly that there were changes in your internal control over financial reporting that occurred during this period that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.

Company Response:

We have updated the information requested on the amended annual report on Form 40-F/A filed concurrently herewith.

Staff Comment No. 2.

We note your disclosure of $1.4 billion in “Other Long-Term Liabilities.” Please revise to disclose the major components constituting this category of obligation and the corresponding amounts that you are obligates to pay.

Company Response:
We believe the balance referred to in Staff Comment No. 2 should be $1.4 million, as opposed to billion. The $1.4 million is the discounted cost estimate to settle The Company’s reclamation costs of the Guanacevi mine and Guanajuato mine. These costs include land rehabilitation, decommissioning of buildings and mine facilities, on-going care and maintenance and other costs. This balance is disclosed on the face of balance sheet and Note 12 to the Consolidated Financial Statements. We have updated the information requested on the amended annual report on Form 40-F/A filed concurrently herewith.

We affirm the aforementioned statements and responses. In addition, we acknowledge that:

  the Company is responsible for the adequacy and accuracy of the disclosure in its filings, including its annual report on Form 40-F;

  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,
Endeavour Silver Corporation

“Dan Dickson”

Dan Dickson
Chief Financial Officer